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19008144

SSION

SEC
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Section

MAR 04 2019

Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palico LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Park Avenue- 17th floor
(No. and Street)

New York	NY	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Boyar 917-696-0316
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katz Sapper & Miller
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza- suite 1500	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kenneth Boyar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palico LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CCO, FINOP

Title

Arturo P Almeida
Notary Public, State of New Jersey
Reg. No. 2457861
My Commission Expires 05/17/2023

Sworn to and subscribed before me this 26 day of Feb, 20 19

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALICO LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2018

PALICO LLC

(A LIMITED LIABILITY COMPANY)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member
Palico LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Palico LLC as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Palico LLC as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Palico LLC's management. Our responsibility is to express an opinion on Palico LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palico LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

Supplemental Information

The Computation of Net Capital under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Exemption) and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (Exemption) have been subjected to audit procedures performed in conjunction with the audit of Palico LLC's financial statements. The supplemental information is the responsibility of Palico LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Exemption) and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3 (Exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

Katz, Sapper & Miller, LLP

We, including the tenure of predecessor firm, have served as Palico LLC's auditor since 2014.

New York, New York
February 28, 2019

PALICO LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Current Assets:		
Cash	$	29,319
Prepaid Expenses		108
Total Current Assets		29,427
Other Assets:		
Security Deposits		79
Total Assets	$	29,506

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:		
Accrued Expenses	$	17,000
Total Current Liabilities		17,000
Member's Equity:		
Member's Equity		12,506
Total Member's Equity		12,506
Total Liabilities and Member's Equity	$	29,506

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue:	
Subscription Fee Income	$ -
Operating Expenses:	
Professional Fees	17,000
Regulatory and Consulting Expense	30,040
Salaries & Payroll Tax	16,148
Computer and Internet	1,200
Rent	1,272
Insurance	634
Office Expense and Other	509
Bank Service Charges	720
Total Operating Expenses	67,523
Loss Before Provision for Income Taxes	(67,523)
Provision for Income Taxes	57
Net Loss	$ (67,580)

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT IN CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

		Member's Equity
Balance at January 1, 2018	$	15,305
Contributions	$	64,781
Net Loss		(67,580)
Balance at December 31, 2018	$	12,506

The accompanying notes are an integral part of the financial statements.

PALICO LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities:	
Net Loss	$ (67,580)
Adjustments To Reconcile Net Loss Used For Operating Activities:	
(Increase) or Decrease in Current Assets:	
Prepaid Expenses	342
Net Cash Used For Operating Activities	(67,238)
Cash Flows From Financing Activities:	
Capital Contributions	64,781
Net Cash Provided By Financing Activities	64,781
Net Increase (Decrease) in Cash	(2,457)
Cash at Beginning of Year	31,776
Cash at End of Year	$ 29,319
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Taxes	$ 57
Interest	$ -

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Palico LLC ("The Company") was established in January 2001, operates a platform that provides to its clients a listing of private placement offerings (the "Platform"). The Platform is utilized by Investors to initiate contact with a Sponsor who can then provide the Investor with additional information regarding the Sponsor as well as information about specific investment opportunities. The Platform does not function as a placement agent or finder. The Company's revenues are generated solely from subscription fees charged for becoming a user of the Platform. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") as well as the Securities Investor Protection Corporation ("SIPC").

B) Basis of Accounting

The Company's financial statements are prepared in accordance with accounting principles general accepted in the United States of America.

C) Revenue Recognition / Deferred Revenue

On January 1, 2018, the Company adopted ASU 2014-09 and related amendment ASC 606. This new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB.

The Company receives subscription fees from its clients. Fees received for the current year's membership are recognized as revenue in the current year. The revenue arising from fees received in advance of subscription services rendered are deferred until earned. There was no cumulative effect to be recognized from initially applying ASC 606 due to the new standard not resulting in a material change in policy of revenue recognition.

D) Regulatory Requirements

The Company is registered as a broker-dealer and, accordingly, is subject to the net capital rules of the SEC, the PCAOB and a member of the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F) Income Taxes

The Company was formed as a single member LLC, however has elected to be treated as a corporation for federal and state income tax purposes.

The Company has adopted the provision of FASB ASC 740-10-50-8. The provision for income taxes represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

The Company has adopted the provision of FASB ASC Topic 740-10, Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the period ended December 31, 2018, the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules. The company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense.

Deferred tax assets and liabilities are recognized based upon the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. They are measured using enacted rates in the years in which those temporary differences are expected to reverse.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

The Company has deductions available for tax return reporting purposes, net operating losses that total $1,397,225 as of December 31, 2018. The deferred tax asset expires over the next 20 years beginning with the year ended December 31, 2027 and is based upon the Company's future taxable income. Due to the uncertainties relating to the realization of the deferred tax asset (based on generating sufficient taxable income prior to the expiration of loss carry forwards and other temporary differences), management believes that the deferred tax asset may not be realized. Thus, the deferred tax asset has been offset by an equivalent valuation allowance at December 31, 2018.

The Company is subject to routine audits by taxing jurisdiction; however there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for the years prior 2015.

G) Subsequent Events

The Company has performed an evaluation of subsequent events through February 28, 2019, which is the date the financial statements were available to be issued, noting no events which affect the financial statements as of December 31, 2018.

H) Liquidity

The Company suspended revenue activities during 2016 and has since updated its business model. It is now an investor-relationship building network connecting general partners, limited partners and placement agents. Under this updated model, Palico SAS operates the platform fully. The Company intends to commence revenue activities within the next 12 months.

From time to time, it has been necessary for Palico SAS to fund the operations of the Company until these revenue activities commence. Palico SAS has the ability to continue to do so and it is their intention to make capital contributions as necessary for the foreseeable future. The Company obtained a signed letter from the Palico SAS management of this intention. The Company is confident that Palico SAS has the financial means to provide support which is demonstrated by Palico SAS' historical financial backing and its business success.

NOTE 2 – LEASE COMMITMENTS

The Company leases shared office space in New York City. The lease commenced on November 1, 2014 and is on a month-to-month basis.

Rent Expense for the year ended December 31, 2018 totaled $1,272.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

All of the Company's cash is maintained in a single bank. The Company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the year ended December 31, 2018 the amounts covered by federal deposit insurance is $250,000. As of December 31, 2018, there were no uninsured amounts.

NOTE 4 – DEFERRED TAXES

The deferred tax asset and the related offsetting valuation at December 31, 2018 is comprised of the following:

Deferred:

Federal Corporation Tax	$ 293,417
New York State Franchise Tax	90,820
New York City Corporation Income Tax	111,778
	$ 496,015
Less Valuation Allowance	(496,015)
Deferred Tax Asset	-

NOTE 5 – PROVISION FOR INCOME TAXES

The Provision (benefit) for Income Taxes consists of the following:

Current:	
Federal	$ -
New York State	32
New York City	25
Total	57
Deferred:	
Federal Corporation Tax	(14,192)
New York State Franchise Tax	(4,393)
New York City Corporation Income Tax	(5,406)
	(23,991)
Increase in Valuation Allowance	23,991
Total Deferred	-
Provision for Income Taxes	$ 57

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the minimum net capital was defined as the greater of $5,000 or 6-2/3% of the aggregate indebtedness.

As of December 31, 2018, the Company had net capital of $12,319 which was $7,319 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.38 to 1.

PALICO LLC

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2018

PALICO LLC

COMPUTATION OF NET CAPITAL UNDER TO SEC RULE 15c3-1

DECEMBER 31, 2018

Net capital		
Total member's equity	$	12,506
Deduct: member's equity not allowable for net capital		-
Total member's equity qualifies for net capital		12,506
Add: subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		12,506
Deductions and/or changes:		
Non-allowable assets:		
Security deposit	$	79
Prepaid expenses		108
Total deductions and/or changes:		187
Net capital before haircuts on securities positions		12,319
Haircuts on securities		-
Net capital	$	12,319
Aggregate indebtedness		
Items included in statement of financial condition:		
Account payable, accrued liabilities, accrued expenses and other items included in statement of financial condition	$	17,000
Total aggregate indebtedness	$	17,000
Minimum net capital required	$	5,000
Excess net capital	$	7,319
Excess net capital of the greater of 10 percent of total aggregate indebtness Or 120 percent of minimum net capital required	$	6,319
Ratio of aggregate indebtedness to net capital		1.38 to 1
Reconciliation with Company's computation of (included in Part II of Form X-17A-5 as of December 31, 2015):		
Net capital, as reported in Company's Part II (un-audited) FOCUS report	$	12,319
Net audit adjustments resulting in increased capital		
Net capital per above	$	12,319

See report of independent registered public accounting firm.

PALICO LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

PALICO LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

See report of independent registered public accounting firm.

KSM KATZ SAPPER & MILLER

Our People: Your Success

Report of Independent Registered Public Accounting Firm on the Exemption Report Pursuant to SEA Rule 17a-5(g)(2)(ii)

To the Member
Palico LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEA Rule 17a-5(d)(4) in which (1) Palico LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Palico LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Palico LLC stated that Palico LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Palico LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palico LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Katz, Sapper & Miller, LLP

New York, New York
February 28, 2019

Katz, Sapper & Miller, LLP
Certified Public Accountants

7 Penn Plaza, Suite 1500
New York, NY 10001

Tel 212.557.9800
Web ksmcpa.com

An Affiliate of
KSM Business Services, Inc.

PALICO

200 Park Ave
Suite 1700
New York, NY 10166

Exemption Report

Palico LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Palico LLC

I, Kenneth Boyar, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Kenneth Boyar

Kenneth Boyar
Title: CCO, FINOP
February 22, 2019